Filed pursuant to Rule 433

Registration Statement No. 333-275898

ROYAL BANK OF CANADA

7.500% Limited Recourse Capital Notes, Series 4

(Non-Viability Contingent Capital (NVCC))

(Subordinated Indebtedness)

FINAL TERM SHEET

DATED APRIL 17, 2024

This Final Term Sheet supplements the information set forth under the captions “Description of the Notes” in the Preliminary Prospectus Supplement dated April 17, 2024 relating to the Notes (as defined below) and “Description of the Debt Securities” in the Prospectus dated December 20, 2023. Capitalized terms used in this Final Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Royal Bank of Canada (the “Bank”)

Title of the Series:	7.500% Limited Recourse Capital Notes, Series 4 (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) (the “Notes”)

Principal Amount:	$1,000,000,000.00

Issue Price:	100.00%

Trade Date:	April 17, 2024

Settlement Date (T+5)[1]:	April 24, 2024

Initial Interest Reset Date:	May 2, 2029

Maturity Date:

May 2, 2084

On the Maturity Date, the Bank will repay to holders of the Notes (the “Noteholders”) the principal amount, plus accrued and unpaid interest to, but excluding, the Maturity Date. See also under “Limited Recourse” below.

Minimum Denomination:	$200,000 and multiples of $1,000

Interest Rate:

From and including the date of the issuance of the Notes to, but excluding, May 2, 2029, interest will accrue on the Notes at a rate equal to 7.500% per annum. Starting on May 2, 2029 and on every fifth anniversary of such date thereafter until May 2, 2079 (each such date, an “Interest Reset Date”), the interest rate on the Notes will be reset at a rate per annum equal to the sum, as determined by the Calculation Agent, of (i) the then-prevailing U.S. Treasury Rate (as defined below) on the relevant Interest Rate Calculation Date (as defined below) and (ii) 2.887%.

“Interest Rate Calculation Date” means the business day prior to each Interest Reset Date.

[1]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates:	Quarterly on February 2, May 2, August 2, and November 2 of each year, beginning August 2, 2024.

U.S. Treasury Rate and Fallbacks:

“U.S. Treasury Rate” means, as at an Interest Rate Calculation Date, the rate per annum equal to: the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days preceding the applicable Interest Rate Calculation Date appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve Board, as determined by the Calculation Agent in its sole discretion.

If no calculation is provided as described above, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing calculation, or any such source as it deems reasonable from which to estimate the five-year treasury rate, shall determine the U.S. Treasury Rate in its sole discretion, provided that if the Calculation Agent determines there is an industry-accepted successor five-year treasury rate, then the Calculation Agent shall use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, the definition of business day and the Interest Rate Calculation Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the five-year treasury rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

If such rate cannot be determined as described above, then (i) the U.S. Treasury Rate will be determined by the Bank or our designee by interpolation between the most recent weekly average yield to maturity for two series of U.S. treasury securities trading in the public securities market, (1) one maturing as close as possible to, but earlier than, the Interest Reset Date following the next following Interest Rate Calculation Date, and (2) the other maturing as close as possible to, but later than, the Interest Reset Date following the next following Interest Rate Calculation Date, in each case, appearing under the caption “Treasury Constant Maturities” in the most recent published statistical release designated H.15 Daily Update or any successor publication which is published by the U.S. Federal Reserve Board of Governors; or (ii) if the calculation described in clause (i) cannot be determined, then the U.S. Treasury Rate will be the same rate as determined for the prior Interest Rate Calculation Date, provided, however, that in the case of the Initial Reset Date, the interest rate on the Notes will be 7.500%.

Interest Deferability:

Interest payments are non-deferrable.

If there is non-payment by the Bank of interest on the Notes when due and the Bank has not cured such non-payment by subsequently paying such interest prior to the fifth business day immediately following the applicable interest payment date, a Recourse Event (as defined below) will have occurred and, on a Failed Coupon Payment Date (as defined below), the Notes will automatically and immediately be redeemed for the Redemption Price (as defined below). From and after a Failed Coupon Payment Date, all Notes shall cease to be outstanding, each Noteholder shall cease to be entitled to interest thereon, and any certificates representing the Notes shall represent only the right to receive upon surrender thereof the Redemption Price.

If the Bank does not pay the applicable Redemption Price in cash under such circumstances, its obligation to pay the Redemption Price will be satisfied by the Bank’s delivery of the Trust Assets (as defined below) to which the recourse of the Noteholders will be limited. The Trust Assets will consist of Preferred Shares (as defined below) except under certain circumstances, as described below, where the Trust Assets may consist of the Bank’s common shares (“Common Shares”) or cash. See “Limited Recourse” below.

“Failed Coupon Payment Date” means the fifth business day immediately following an interest payment date upon which the Bank does not pay interest on the Notes and has not cured such non-payment by subsequently paying such interest prior to such fifth business day.

The Bank will not redeem the Notes under any circumstances if such redemption would, directly or indirectly, result in the Bank’s breach of any provision of the Bank Act (Canada) or the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”) Capital Adequacy Requirements (CAR) Guideline.

Initial Treasury Benchmark:	4.125% UST due March 31, 2029

Initial Treasury Benchmark Price:	97-27+

Initial Treasury Yield:	4.613%

Initial Re-Offer Spread to Treasury Benchmark:	T + 288.7bps

Interest to Initial Interest Reset Date:	7.500%

Yield to Initial Interest Reset Date:	7.500%

Fees:	1.000%

Redemption:

The Notes shall be redeemable by the Bank on the Initial Interest Reset Date and on each February 2, May 2, August 2, and November 2 thereafter, in whole but not in part on not less than 10 nor more than 60 days’ prior notice at the Redemption Price, only upon the redemption by the Bank of the Preferred Shares held by the LRT Trustee (as defined below) in the Limited Recourse Trust (as defined below) in accordance with the terms of such shares and with the prior written approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”).

Upon redemption by the Bank of the Preferred Shares held by the LRT Trustee as described above prior to the Maturity Date (such redemption will be subject to the prior written approval of the Superintendent), outstanding Notes with an aggregate principal amount equal to the aggregate face amount of Preferred Shares redeemed by the Bank shall automatically and immediately be redeemed, for a cash amount equal to the Redemption Price thereof, without the consent of the Noteholders.

Subject to the provisions of the Bank Act (Canada), the consent of the Superintendent and various restrictions on the retirement of the Preferred Shares, the Preferred Shares are redeemable at the option of the Bank on May 2, 2029 (the Initial Interest Reset Date for the Notes) and on each February 2, May 2, August 2, and November 2 thereafter and in certain other circumstances. See the Final Term Sheet for the Preferred Shares attached as Annex A (the “Preferred Shares Final Term Sheet”) for circumstances under which the Preferred Shares may be redeemed by the Bank. For certainty, to the extent that the Bank has immediately prior to or concurrently with such Preferred Share redemption redeemed or purchased for cancellation a corresponding number of Notes in accordance with the terms of the Indenture (as defined below), such requirement to redeem a corresponding number of Notes shall be deemed satisfied.

The Bank may also, at its option, with the prior written approval of the Superintendent, redeem the Notes, in whole but not in part, at any time on or within 90 days following a Special Event Date (as defined below) and on not less than 10 nor more than 60 days’ prior notice, at the Redemption Price.

Any Notes redeemed by the Bank shall be cancelled and may not be reissued.

“Redemption Price” of the Notes means the aggregate of (i) the principal amount of the Notes, and (ii) any accrued and unpaid interest on the Notes up to, but excluding, the date of redemption.

“Regulatory Event Date” means the date specified in a letter from the Superintendent to the Bank on which the Notes will no longer be recognized in full as eligible “Additional Tier 1 Capital” or will no longer be eligible to be included in full as risk-based “Total Capital” on a consolidated basis under the guidelines for capital adequacy requirements for banks as interpreted by the Superintendent.

“Special Event Date” means a date that is a Regulatory Event Date or a Tax Event Date.

“Tax Event Date” means the date on which the Bank has received an opinion of independent counsel of a nationally recognized law firm in Canada (who may be counsel to the Bank) to the effect that, (A) as a result of, (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, or any application or interpretation thereof, of Canada, or any political subdivision or taxing authority thereof or therein, affecting taxation; (ii) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an “administrative action”); or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any administrative action or any interpretation or pronouncement that provides for a position with respect to such administrative action that differs from the theretofore generally accepted position, in each case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, administrative action, interpretation or pronouncement is made known, which amendment, clarification, change or administrative action is effective or which interpretation, pronouncement or administrative action is announced on or after the date of the issue of the Notes, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or administrative action is effective and applicable) that the Bank or the Limited Recourse Trust is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes (including the treatment by the Bank of interest on the Notes) or the treatment of the Notes or the Preferred Shares (including dividends thereon) or other Trust Assets or the Limited Recourse Trust, as or as would be reflected in any tax return or form filed, to be filed, or otherwise could have been filed, will not be respected by a taxing authority; or (B) as a result of, (i) any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of issue of the Notes (or, in the case of a successor to the Bank, after the date of succession), the Bank (or its successor) has become or would become obligated to pay (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced), on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or (ii) on or after the date of issue of the Notes (or, in the case of a successor to the Bank, after the date of succession), any action having been taken by any taxing authority of, or any decision having been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (B)(i) above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation having been officially proposed, the Bank (or its successor) would become obligated to pay (assuming that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that, in the case of any announced prospective change, such announced change will become effective as of the date specified in such announcement and in the form announced), on the next succeeding date on which interest is due, additional amounts with respect to the Notes; provided that in any such case of (B)(i) or (ii), the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

Limited Recourse:	If (i) there is non-payment by the Bank of the principal amount of the Notes, together with any accrued and unpaid interest, on the Maturity Date, (ii) a Failed Coupon Payment Date occurs, (iii) the Bank does not pay the Redemption Price in connection with a redemption of the Notes in cash, (iv) an event of default under the Notes occurs or (v) a Trigger Event (as defined below) occurs (each such event, a “Recourse Event”), the recourse of each Noteholder will be limited to that Noteholder’s proportionate share of the assets (the “Trust Assets”) held by a third party trustee (the “LRT Trustee”) in respect of the Notes in Leo LRCN Limited Recourse Trust (the “Limited Recourse Trust”). The LRT Trustee will hold assets in the Limited Recourse Trust in respect of more than one series of limited recourse capital notes, and the assets (including the Bank’s preferred shares) for each such series will be held separate from the assets for other series. Computershare Trust Company of Canada is the LRT Trustee.

Initially, at the time of issuance of the Notes, the Trust Assets will consist of the Bank’s Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares, Series BV (the “Preferred Shares”) issued at an issue price of $1,000 per Preferred Share. The Trust Assets may alternatively consist of (i) Preferred Shares, (ii) cash if the Preferred Shares are redeemed for cash by the Bank with the prior written approval of the Superintendent, (iii) Common Shares upon the conversion of the Preferred Shares into Common Shares as a result of a Trigger Event or (iv) any combination thereof, depending on the circumstances.

The number of Preferred Shares issued at the time of issuance of the Notes will be equal to the total principal amount of the Notes divided by $1,000. If the Trust Assets consist of Preferred Shares at the time a Recourse Event occurs, the Bank will deliver, or cause the LRT Trustee to deliver, to each Noteholder one Preferred Share for each $1,000 principal amount of Notes held, which shall be applied to the payment of the principal amount of the Notes, and such delivery of Preferred Shares will be each Noteholder’s sole remedy against the Bank for repayment of the principal amount of the Notes and any accrued but unpaid interest thereon then due and payable.

Upon the occurrence of a Recourse Event that is a Trigger Event, the Bank will deliver, or cause the LRT Trustee to deliver, to each Noteholder that Noteholder’s proportionate share of the Common Shares issued in connection with the Trigger Event. The number of Common Shares issuable in connection with the Trigger Event will be calculated based on a Share Value (as defined below in the Preferred Shares Final Term Sheet) of $1,000. Such Common Shares shall be applied to the payment of the principal amount of the Notes, and such delivery of Common Shares will be each Noteholder’s sole remedy against the Bank for repayment of the principal amount of the Notes and any accrued but unpaid interest thereon then due and payable. See “NVCC Automatic Conversion” below.

The receipt by a Noteholder of its proportionate share of the Trust Assets upon the occurrence of a Recourse Event shall exhaust the remedies of the Noteholders under the Notes. If a Noteholder does not receive its proportionate share of the Trust Assets under such circumstances, the sole remedy of the Noteholder for any claims against the Bank shall be limited to a claim for the delivery of such Trust Assets.

In case of any shortfall resulting from the value of the Trust Assets being less than the principal amount of and any accrued and unpaid interest on the Notes, all losses arising from such shortfall shall be borne by the Noteholders.

All claims of Noteholders against the Bank under the Notes will be extinguished upon receipt of the Trust Assets.

Purchase for Cancellation:	The Bank may, at its option and at any time, with the prior written approval of the Superintendent, purchase the Notes in the market, by tender (available to all holders of Notes) or by private contract at any price.

Conversion:	The Notes are not convertible into any other property except as described herein.

NVCC Automatic Conversion:	Upon the occurrence of a Trigger Event, each Preferred Share held in the Limited Recourse Trust will be automatically converted, without the consent of the Noteholders, the LRT Trustee or the Indenture Trustee, into the number of fully-paid and freely-tradeable Common Shares of the Bank based on the Conversion Price (as defined below in the Preferred Shares Final Term Sheet) (a “Trigger Event Conversion”). See “NVCC Automatic Conversion” in the Preferred Shares Final Term Sheet for more details.

Immediately following such Trigger Event Conversion, each Note will be automatically redeemed, without the consent of Noteholders, for the number of Common Shares into which each Preferred Share was converted.

“Trigger Event” has the meaning set out in the OSFI Capital Adequacy Requirements (CAR) Guideline, Chapter 2—Definition of Capital, effective November 2023, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

(a) the Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion or write-off, as applicable, of all contingent instruments and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

(b) a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

Events of Default:

The only events of default under the Notes shall be the bankruptcy, insolvency, or liquidation of the Bank.

An event of default under the Notes will not include any non-payment by the Bank of the principal amount of or interest on the Notes, the non-performance by the Bank of any other covenant of the Bank in the Indenture, or the occurrence of a Trigger Event.

The occurrence of an event of default is a Recourse Event for which the sole remedy of the Noteholders shall be the delivery of the Trust Assets. In case of an event of default, the delivery of the Trust Assets to the Noteholders will exhaust all remedies of such Noteholders in connection with such event of default.

See “Limited Recourse” above.

Voting Rights:	None, other than in certain limited circumstances to be described in the Indenture.

Status and Subordination:

The Notes will be direct unsecured subordinated indebtedness of the Bank and will rank subordinate to all of the Bank’s deposit liabilities and all of the Bank’s other indebtedness (including all of the Bank’s other unsecured and subordinated indebtedness) from time to time issued and outstanding, except for such indebtedness which by its terms ranks equally in right of payment with, or is subordinate to, the Notes.

Upon the occurrence of a Recourse Event, including if the Bank becomes insolvent or is wound-up (prior to the occurrence of a Trigger Event), the recourse of each Noteholder will be limited to such Noteholder’s proportionate share of the Trust Assets. As mentioned above, the receipt by a Noteholder of its proportionate share of the Trust Assets upon the occurrence of a Recourse Event shall exhaust the remedies of such

Noteholder under the Notes. If a Noteholder does not receive its proportionate share of the Trust Assets under such circumstances, the sole remedy of the Noteholder for any claims against the Bank shall be limited to a claim for the delivery of such Trust Assets. If the Trust Assets that are delivered to the Noteholders under such circumstances comprise Preferred Shares or Common Shares, such Preferred Shares or Common Shares will rank on parity with the Bank’s other first preferred shares or Common Shares, as applicable.

The Notes will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the Bank Act (Canada) and will not constitute savings accounts, deposits or other obligations that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or under the Canada Deposit Insurance Corporation Act (Canada), the Bank Act (Canada) or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of a deposit taking financial institution.

Prohibited Owners:

The terms and conditions of the Notes will include mechanics to allow the Bank to attempt to facilitate a sale of Preferred Shares or Common Shares (issued upon a Recourse Event) on behalf of those Noteholders who are Ineligible Persons (as defined below) or who, by virtue of that delivery, would become Significant Shareholders (as defined below). The net proceeds received by the Bank from the sale of any such Preferred Shares or Common Shares will be divided among the applicable persons in proportion to the number of Preferred Shares or Common Shares that would otherwise have been delivered to them after deducting the costs of sale and any applicable withholding taxes.

“Ineligible Person” means (i) any person whose address is in, or whom the Bank or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada or the United States of America to the extent that the issuance by the Bank or delivery by its transfer agent to that person, of Preferred Shares or, pursuant to an NVCC Automatic Conversion, of Common Shares would require the Bank to take any action to comply with securities, banking or analogous laws of that jurisdiction, and (ii) any person to the extent that the issuance by the Bank or delivery by its transfer agent to that person, of Preferred Shares or, pursuant to an NVCC Automatic Conversion, of Common Shares would cause the Bank to be in violation of any law to which the Bank is subject.

“Significant Shareholder” means any person who beneficially owns directly, or indirectly through entities controlled by such person or persons associated with or acting jointly or in concert with such person, a percentage of the total number of outstanding shares of a class of the Bank that is in excess of that permitted by the Bank Act (Canada).

“person”, for the purposes of the definitions of Ineligible Person and Significant Shareholder, has the meaning given to it in the Bank Act (Canada).

Use of Proceeds:	The net proceeds of this offering will be used for general business purposes.

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Canadian Bail-in Powers Acknowledgment:	The Notes are not subject to bail-in conversion under the Canadian bail-in regime.

CUSIP / ISIN:	780082 AR4 / US780082AR49

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. UBS Securities LLC

Passive Book Runners:	Lloyds Securities Inc. Santander US Capital Markets LLC U.S. Bancorp Investments, Inc. Truist Securities, Inc.

Co-Managers:

ANZ Securities, Inc.

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Capital One Securities, Inc.

Comerica Securities, Inc.

Commonwealth Bank of Australia

Fifth Third Securities, Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

M&T Securities, Inc.

nabSecurities, LLC

National Bank of Canada Financial Inc.

NatWest Markets Securities Inc.

Rabo Securities USA, Inc.

Regions Securities LLC

SG Americas Securities, LLC

Scotia Capital (USA) Inc.

Westpac Banking Corporation

The Bank has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the prospectus supplement, when available, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, BofA Securities, Inc. toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC toll free at (212) 834-4533, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, MUFG Securities Americas Inc. toll free at (877) 649-6848 and UBS Securities LLC toll free at 1-888-827-7275.

Filed pursuant to Rule 433

Registration Statement No. 333-275898

ANNEX A

ROYAL BANK OF CANADA

1,000,000 Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares, Series BV

(Non-Viability Contingent Capital (NVCC))

FINAL TERM SHEET

DATED APRIL 17, 2024

Capitalized terms used in this document but not defined have the meaning given to them in the Final Term Sheet for 7.500% Limited Recourse Capital Notes, Series 4 (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) to which this Final Term Sheet is attached, or in the Preliminary Prospectus Supplement dated April 17, 2024 relating to the Notes to the Prospectus dated December 20, 2023.

Terms and Conditions

Issuer:	Royal Bank of Canada (the “Bank”)

Issue:

Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares, Series BV (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares”).

The Preferred Shares will be issued to the LRT Trustee who will hold legal title to the Preferred Shares in trust as trustee for the benefit of the Bank to satisfy the Bank’s obligations under the Indenture for the benefit of the Noteholders.

Principal Amount:	$1,000,000,000.00

Issue Price:	$1,000 per Preferred Share, to be satisfied by the payment of the Canadian Dollar Equivalent thereof.

Trade Date:	April 17, 2024

Settlement Date (T+5)[2]	April 24, 2024

Maturity:	Perpetual

Dividends:

Prior to the date that the Preferred Shares are delivered to Noteholders (the “Transfer Date”), the holders of the Preferred Shares shall not be entitled to receive dividends.

Following the Transfer Date, during the Initial Fixed Rate Period (as defined below), the holders of the Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends, as and when declared by the board of directors, subject to the provisions of the Bank Act (Canada), payable quarterly on February 2, May 2, August 2, and November 2 in each year, in an amount per share per annum determined by multiplying the Initial Annual Fixed Dividend Rate (as defined below) by $1,000; provided

[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

that, whenever it is necessary to compute any dividend amount in respect of the Preferred Shares for a period of less than one full quarterly dividend period, such dividend amount shall be calculated on the basis of the actual number of days in the period and a year of 365 days.

During each Subsequent Fixed Rate Period (as defined below), the holders of the Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends, as and when declared by the board of directors, subject to the provisions of the Bank Act (Canada), payable quarterly on February 2, May 2, August 2, and November 2 in each year, in an amount per share per annum determined by multiplying the Annual Fixed Dividend Rate (as defined below) applicable to such Subsequent Fixed Rate Period by $1,000.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rounded to the nearest one hundred–thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the U.S. Treasury Rate on the applicable Fixed Rate Calculation Date plus 2.887%.

“Canadian Dollar Equivalent” means the Canadian dollar equivalent of U.S. dollars using the spot exchange rate as of 4:30 p.m. New York City time on April 22, 2024.

“Fixed Period End Date” means May 2, 2029 and each May 2 every fifth year thereafter.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the business day prior to the first day of such Subsequent Fixed Rate Period.

“Initial Annual Fixed Dividend Rate” means, for the Initial Fixed Rate Period, the rate equal to the interest rate per annum on the Notes in effect as of the Transfer Date, provided that if the Transfer Date is on or after the Maturity Date, it means the rate (expressed as a percentage rounded to the nearest one hundredth-thousandth of one percent (with 0.000005% being rounded up)) equal to the U.S. Treasury Rate on the business day prior to the Maturity Date (and in such case, for purposes of the definition of the U.S. Treasury Rate, such day shall be deemed to be a “Fixed Rate Calculation Date” and such Initial Fixed Rate Period shall be deemed to be a “Subsequent Fixed Rate Period”), plus 2.887%.

“Initial Fixed Rate Period” means, (i) if the Transfer Date is prior to May 2, 2029, the period from and including the Transfer Date to, but excluding, May 2, 2029 and (ii) if the Transfer Date is on or after May 2, 2029, the period from and including the Transfer Date, to, but excluding, the first Fixed Period End Date following the Transfer Date.

“Initial Reset Date” means, (i) if the Transfer Date is prior to May 2, 2029, May 2, 2029, and (ii) if the Transfer Date is on or after May 2, 2029, the first Fixed Period End Date following the Transfer Date.

“Subsequent Fixed Rate Period” means the period from and including the Initial Reset Date to, but excluding, the next Fixed Period End Date and each five-year period thereafter from and including such Fixed Period End Date to, but excluding, the next Fixed Period End Date.

“U.S. Treasury Rate” means, as at a Fixed Rate Calculation Date, the rate per annum equal to: the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days preceding the applicable Fixed Rate Calculation Date appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve Board, as determined by the Calculation Agent in its sole discretion.

If no calculation is provided as described above, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing calculation, or any such source as it deems reasonable from which to estimate the five-year treasury rate, shall determine the U.S. Treasury Rate in its sole discretion, provided that if the Calculation Agent determines there is an industry-accepted successor five-year treasury rate, then the Calculation Agent shall use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, the definition of business day and the Fixed Rate Calculation Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the five-year treasury rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

If such rate cannot be determined as described above, then (i) the U.S. Treasury Rate will be determined by the Bank or our designee by interpolation between the most recent weekly average yield to maturity for two series of U.S. treasury securities trading in the public securities market, (1) one maturing as close as possible to, but earlier than, the first day of the Subsequent Fixed Rate Period following the next following Fixed Rate Calculation Date, and (2) the other maturing as close as possible to, but later than, the first day of the Subsequent Fixed Rate Period following the next following Fixed Rate Calculation Date, in each case, appearing under the caption “Treasury Constant Maturities” in the most recent published statistical release designated H.15 Daily Update or any successor publication which is published by the U.S. Federal Reserve Board of Governors; or (ii) if the calculation described in clause (i) cannot be determined, then the U.S. Treasury Rate will be the same rate as determined for the prior Fixed Rate Calculation Date, provided, however, that in the case of the Initial Reset Date, the dividend rate on the Preferred Shares will be the Initial Annual Fixed Dividend Rate or in the case of a determination of the Initial Annual Fixed Dividend Rate if the Transfer Date is on or after the Maturity Date, the dividend rate on the Preferred Shares will be the interest rate per annum on the Notes in effect as of the business day prior to the Maturity Date.

Dividend Deferability:

If the board of directors does not declare a dividend, or any part thereof, on the Preferred Shares, then the rights of the holders of the Preferred Shares to such dividend, or to any part thereof, will be extinguished.

The Bank may also be restricted under the Bank Act (Canada) from paying dividends on the Preferred Shares in certain circumstances.

Dividend Stopper:	The Bank will not pay any dividends on any second preferred shares, any Common Shares or any other shares ranking junior to the Preferred Shares (other than stock dividends in any shares ranking junior to the relevant series); or redeem, purchase or otherwise retire any second preferred shares, any Common Shares or any other shares ranking junior to the Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the relevant series); or redeem, purchase or otherwise retire less than all of the Preferred Shares; or except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching to any series of preferred shares, redeem, purchase, or otherwise retire any other shares ranking on a parity with the Preferred Shares, unless in each case all dividends up to and including the dividend payment date for the last completed period for which dividends are payable, have been declared and paid, or set apart for payment, in respect of the Bank’s first preferred shares.

Redemption:

Except as noted below, the Preferred Shares will not be redeemable prior to May 2, 2029.

Subject to the provisions of the Bank Act (Canada) and the consent of the Superintendent, on May 2, 2029 (the Initial Interest Reset Date for the Notes) and on each February 2, May 2, August 2, and November 2 thereafter, the Bank may redeem all (or, if on or after the Transfer Date, all or any part) of the outstanding Preferred Shares. If the Preferred Shares are redeemed before the Transfer Date, the redemption price per share will be equal to the Canadian Dollar Equivalent of $1,000). If the Preferred Shares are redeemed on or after the Transfer Date, the redemption price per share will be equal to $1,000, plus any declared and unpaid dividends up to, but excluding, the date fixed for redemption.

Upon the occurrence of a Special Event Date before the Transfer Date, the Bank may also, at its option, with the prior written approval of the Superintendent, redeem the Preferred Shares, in whole but not in part, at any time on or within 90 days following a Special Event Date in respect of the Notes, at a redemption price per share which is equal to the Canadian Dollar Equivalent of $1,000 (a “Special Event Redemption”).

If at any time the Bank, with the prior written approval of the Superintendent, purchases Notes, in whole or in part, by tender offer, open market purchases, negotiated transactions or otherwise, for cancellation, then the Bank shall, with the prior written approval of the Superintendent, redeem such number of Preferred Shares with an aggregate face amount equal to the aggregate principal amount of Notes purchased for cancellation by the Bank, by the payment of an amount in cash for each share redeemed of $1,000 (or if then held in the Limited Recourse Trust, the Canadian Dollar Equivalent of $1,000).

Concurrently with or upon the maturity of the Notes, with the prior written approval of the Superintendent, the Bank may redeem all but not less than all of the outstanding Preferred Shares by the payment of an amount in cash for each share redeemed of the Canadian Dollar Equivalent of $1,000 and apply, or cause the LRT Trustee to apply, the proceeds of such redemption towards the repayment of the aggregate principal amount of and any accrued and unpaid interest on the Notes.

Notice of any redemption other than a Special Event Redemption will be given by the Bank to registered holders not more than 60 days and not less than 10 days prior to the redemption date. Notice of any Special Event Redemption will be given by the Bank to registered holders not more than 60 days and not less than 10 days prior to the redemption date.

Purchase for Cancellation:	Subject to the provisions of the Bank Act (Canada) and the prior written approval of the Superintendent, from and after the Transfer Date, the Bank may at any time, by private contract or in the market or by tender, purchase for cancellation any Preferred Shares at the lowest price or prices at which in the opinion of the board of directors such shares are obtainable.

NVCC Automatic Conversion:	Upon the occurrence of a Trigger Event, each outstanding Preferred Share will automatically and immediately be converted, on a full and permanent basis, into a number of Common Shares equal to (Multiplier x Share Value) ÷ Conversion Price (an “NVCC Automatic Conversion”).

Trigger Event:

As set out in the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”) Capital Adequacy Requirements (CAR) Guideline, Chapter 2 – Definition of Capital, effective November 2023, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

•  the Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion or write-off, as applicable, of all contingent instruments and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

•  a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

Multiplier:	1.0

Share Value:	$1,000 plus declared and unpaid dividends as at the date of the Trigger Event, expressed in Canadian dollars. In determining the Share Value of any Preferred Share, the face amount thereof and any declared and unpaid dividends thereon shall be converted from U.S. dollars into Canadian dollars on the basis of the closing exchange rate between Canadian dollars and U.S. dollars (in Canadian dollars per U.S. dollar) reported by the Bank of Canada on the date immediately preceding the date of the Trigger Event (or if not available on such date, the date on which such closing rate was last available prior to such date). If such exchange rate is no longer reported by the Bank of Canada, the relevant exchange rate for calculating the Share Value in Canadian dollars shall be the simple average of the closing exchange rates between Canadian dollars and U.S. dollars (in Canadian dollars per U.S. dollar) quoted at approximately 4:00 p.m., New York City time, on such date by three major banks selected by the Bank.

Conversion Price:

The greater of (i) C$5.00, and (ii) the Current Market Price (as defined below) of the Common Shares. The floor price of C$5.00 is subject to adjustment in the event of (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all holders of Common Shares as a stock dividend, (ii) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares, or (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares. The adjustment shall be computed to the nearest one-tenth of one cent provided that no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Conversion Price then in effect.

“Current Market Price” of the Common Shares, in connection with a Trigger Event, means the volume weighted average trading price in Canadian dollars of the Common Shares on the Toronto Stock Exchange, if such shares are then listed on the Toronto Stock Exchange, for the 10 consecutive trading days ending on the trading day preceding the date of the Trigger Event. If the Common Shares are not then listed on the Toronto Stock Exchange, for the purpose of the foregoing calculation reference shall be made to the principal securities exchange or market on which the Common Shares are then listed or quoted or, if no such trading prices are available, “Current Market Price” shall be the fair value of the Common Shares as reasonably determined by the board of directors of the Bank, expressed in Canadian dollars. If the Common Shares on such principal securities exchange or market are only traded in U.S. dollars or another foreign currency, for the purpose of the foregoing calculation, the trading price shall be converted into Canadian dollars on the basis of the closing exchange rate between Canadian dollars and U.S. dollars or the relevant foreign currency (in Canadian dollars per U.S. dollar or relevant foreign currency) reported by the Bank of Canada on the date immediately preceding the date of the Trigger Event (or if not available on such date, the date on which such closing rate was last available prior to such date). If such exchange rate is no longer reported by the Bank of Canada, the relevant exchange rate for calculating the trading price in Canadian dollars shall be the simple average of the closing exchange rates between Canadian dollars and U.S. dollars or the relevant foreign currency (in Canadian dollars per U.S. dollar or relevant foreign currency) quoted at approximately 4:00 p.m., New York City time, on such date by three major banks selected by the Bank.

Common Share Corporate Event:	In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank will take necessary action to ensure that holders of Preferred Shares receive, pursuant to an NVCC Automatic Conversion, the number of Common Shares or other securities that such holders would have received if the NVCC Automatic Conversion had occurred immediately prior to the record date for such event.

Rights on Liquidation:

At any time after the Preferred Shares have been delivered to the Noteholders but prior to a Trigger Event, in the event of the Bank’s liquidation, dissolution or winding-up, holders of the Preferred Shares will be entitled to receive $1,000 per share, together with all dividends declared and unpaid to the date of payment, before any amount may be paid or any of the Bank’s assets distributed to the registered holders of any shares ranking junior to the Preferred Shares. The holders of Preferred Shares will not be entitled to share in any further distribution of assets.

If a Trigger Event has occurred, all Preferred Shares shall have been converted into Common Shares which will rank on parity with all other Common Shares.

Voting Rights:	Except as otherwise required under the Bank Act (Canada) or the Bank’s by-laws, the holders of the Preferred Shares will not be entitled to receive notice of or to attend or to vote at any meetings of the shareholders of the Bank until the first time at which the rights of such holders to any undeclared dividends have been extinguished as described under “Dividends” above (for clarity, such time may not occur before the Transfer Date because, prior to the Transfer Date, the holders of any Preferred Shares shall not be entitled to receive dividends). The voting rights of holders of Preferred Shares will forthwith cease upon payment by the Bank of a dividend on the Preferred Shares to which the holders are entitled subsequent to the time such voting rights first arose.

CUSIP / ISIN:	780082 AS2 / US780082AS22

The Bank has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the prospectus supplement, when available, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, BofA Securities, Inc. toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC toll free at (212) 834-4533, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, MUFG Securities Americas Inc. toll free at (877) 649-6848 and UBS Securities LLC toll free at 1-888-827-7275.